UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Investing Commentary
Notes From Longleaf Partners’ Annual Meeting
By Chris Baines
May 18, 2011
Last week, I traveled to Memphis to meet what you might call the Navy SEALs of the financial world — an elite group that shuns the spotlight while performing incredible feats where others fear to tread.
Longleaf Partners’ namesake mutual fund has outperformed the S&P in 84% of rolling 10-year periods since its April 1987 inception, turning $1 into more than $13. But unless you attended their annual meeting last Tuesday, you’d never know it.
How Longleaf’s manager, the employee-owned Southeastern Asset Management, can handle $40 billion with such success, while receiving so little recognition, remains a mystery to me. I think they must like it this way, and I have two theories why:
1.
They want to emulate the underexposed, shareholder-focused managements of the companies they love to partner with, like Campbell’s Soup’s (NYSE: CPB) Dorrance family, or the Grahams’s Washington Post (NYSE: WPO).

2.	By resisting the urge to chest-thump, they gain long-term investors, as opposed to speculators lured by past performance.
If true, that last part has proved to be an undervalued asset. When the price of Longleaf’s namesake fund plunged from almost $40 in October 2007 to less than $13 on November 2008, the fund’s shareholders responded by adding net money to the fund.
That’s unheard of in the fund industry, and it wasn’t because Longleaf shareholders (like yours truly) were gluttons for punishment. It’s because shareholders knew that if the fund went belly-up, Southeastern’s employees would go down with the ship.
Average annual total returns for the Longleaf Partners Fund, the Longleaf Partners Small-Cap Fund, and their respective benchmarks for the one, five and ten year periods ended April 30, 2011 are as follows: Longleaf Partners Fund, 16.71%, 1.41%, 5.61%; S&P 500 Index, 17.22, 2.95%, 2.82%; Longleaf Partners Small-Cap Fund, 20.20%, 6.30%, 9.95%; Russell 2000 Index, 22.20%, 3.89%, 7.34%. Fund returns and those of these unmanaged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Past performance of the Partners Fund includes periods during which currency hedging was used as an investment strategy. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or visit www.southeasternasset.com for more current performance information or www.southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.
Employees of Southeastern are required to limit their public equity investments to the Longleaf Partners Funds unless granted an exception. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.
You see, Southeastern forbids its employees from owning stocks outside of the Longleaf fund family. And since equities are the primary savings vehicle for most, employees effectively bet their livelihoods and their personal savings on their funds’ performance.

This is either incredibly foolhardy or very noble. (I prefer the latter.) But the bond this creates with shareholders, no doubt, put Longleaf in an ideal position to benefit from other funds’ forced selling in 2008.
And that trust did not go unrewarded: Longleaf’s namesake fund is up 146% from its low, versus 86% for the index.
What Longleaf’s up to now
Readers may remember that I’m a diehard Dell (Nasdaq: DELL) bull and shareholder. (Heck, I even tried to persuade Oracle’s Larry Ellison to buy the whole company.) Dell generates gobs of free cash flow, and holds almost half its market cap in cash, yet no one seems to care.
No one but Longleaf’s Staley Cates, that is. When an attendee asked about Dell at last year’s annual meeting, Cates responded with what was, in my opinion, the greatest oral defense of a stock in human history. Listening to Staley speak on Dell is what I’d imagine it’d be like to hear Coach K engage in a private conversation with Phil Jackson about basketball.
So I was eager to see whether Staley and Longleaf were still fighting the good fight on Dell, or calling it quits, especially since Southeastern is the largest owner next to Michael Dell himself.
The verdict: Still in it to win it. Not only does Longleaf still own the stock, but it’s added call options to its arsenal as well, essentially levering its position. Dell call options and stock now make up 7.7% of the Partners Fund.
Meanwhile, Longleaf’s latest quarry is Colgate-Palmolive (NYSE: CL). Again, options are at play here: Longleaf has written a $65 put option and bought an $80 call option, a bullish strategy. Longleaf says it would love to buy Colgate at $65, but thinks the franchise could be worth much more.
For the small-cap fund, Longleaf’s Ross Gloztbach amused the audience with the nasty language used by Wall Street analysts to describe department store chain Dillard’s (NYSE: DDS), and then explained why he sees it differently: Dillard’s still generates tons of free cash flow, while the namesake family has shown a willingness to make changes.
During the Q&A, a shareholder asked why Longleaf picked Dillard’s, as opposed to Eddie Lampert’s Sears Holdings (Nasdaq: SHLD) — a value investor favorite. Longleaf Chairman Mason Hawkins responded that he sees more similarity between Dillard’s and AutoZone (NYSE: AZO), which Lampert famously saved, than with Sears.
In choosing Dillard’s over Sears, Longleaf is going against both Wall Street and many value-investing peers, including Fairholme’s Bruce Berkowitz and Lampert himself.
But as any Longleaf shareholder will tell you, being contrarian is what Longleaf does best. And at least in the past, it’s made them a lot of money.
(#22972) Adapted with permission from The Motley Fool, May 18, 2011. ©The Motley Fool/Fool.com.